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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                (Name of Issuer)

                               BADGER METER, INC.

                         (Title of Class of Securities)

                          COMMON STOCK $1.00 PAR VALUE

                                 (CUSIP Number)
                                  056525-10-8

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)
          RONALD H. DIX, BADGER METER, INC., 4545 W. BROWN DEER ROAD,
                       MILWAUKEE, WI 53223  (414)355-0400

            (Date of Event which Requires Filing of this Statement)
                                  June 6, 1996

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
- --------------------------------------------------------------------------------
CUSIP NO.   056525-10-8                              Page   2   of   6  Pages
- -------------------------------------------------------------------------------
- -
      NAME OF REPORTING PERSON
1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald H.
      Dix ###-##-####
- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
2                                                            (b) / /

- --------------------------------------------------------------------------------
      SEC USE ONLY
3
- --------------------------------------------------------------------------------
      SOURCE OF FUNDS
4

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEMS 2(d) or 2 (e)     / /

- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6     USA
- --------------------------------------------------------------------------------

                      SOLE VOTING POWER
                 7    9,142
   NUMBER OF     ---------------------------------------------------------------
     SHARES           SHARED VOTING POWER
  BENEFICIALLY   8    161,229(1)
    OWNED BY     ---------------------------------------------------------------
      EACH            SOLE DISPOSITIVE POWER
   REPORTING     9    18,126
     PERSON      ---------------------------------------------------------------
      WITH            SHARED DISPOSITIVE POWER
                 10   --
- --------------------------------------------------------------------------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    170,371
- --------------------------------------------------------------------------------

      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
12
- --------------------------------------------------------------------------------

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    9.6%

- --------------------------------------------------------------------------------

      TYPE OF REPORTING PERSON    IN

14 (1)The reported shares include 138,806 shares of Class B Common stock (which is convertible into shares of Common stock on a one-for-one basis) and 22,423 shares of Common stock.
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.   SECURITY AND ISSUER

   Badger Meter, Inc. Common Stock, $1.00 Par Value, CUSIP#056525-10-8:
   Corporate headquarters:    Badger Meter, Inc.
                              4545 W. Brown Deer Road
                              Milwaukee, WI  53223-0099

ITEM 2.     IDENTITY AND BACKGROUND

     a) Name of reporting person:    Ronald H. Dix

     b) Business address:            4545 W. Brown Deer
                                    Road Milwaukee, WI, 53223-0099

     c) Principal occupation and name, principal business and address of employer:

        Mr. Dix is Vice President - Administration/Human Resources of Badger Meter, Inc., 4545 W. Brown Deer Road, Milwaukee,
        Wisconsin, 53223-0099. Badger Meter is a marketer and manufacturer of flow measurement technology products.

     d) During the last five years, Mr. Dix has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e) During the last five years, Mr. Dix was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction by which as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f) Citizenship:  Mr. Dix is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        With regard to 138,806 shares of Badger Meter Class B Common Stock and 22,423 shares of Badger Meter Common Stock, these shares have been voluntarily deposited into the Badger Meter Officers' Voting Trust. The depositing beneficiaries have a continuing beneficial interest in the deposited shares and may withdraw their shares at any time subject to the terms of the Badger Meter Officers' Voting Trust.

        The Officers' Voting Trust has a $1.5 million bank credit line used to assist officers in financing the purchase of Company stock. Loans to the Officers' Trust are guaranteed by the Company and the stock purchased by the Officers using this credit facility is pledged to the Company to secure the loans. The Officers' Voting Trust holds shares with a value more than sufficient to cover the credit line. Twenty-seven officers have purchased Company stock using this credit facility.

ITEM 4.    PURPOSE OF TRANSACTION

        Mr. Dix is the beneficial owner in terms of voting power, pursuant to Rule 13-d-3, of 138,806 shares of Badger Meter Class B Common Stock, $.10 par value and 22,423 shares of Badger Meter Common Stock, $1.00 par value, as a result of his appointment as a co-trustee of the Badger Meter Officers' Voting Trust, and the deposit of such shares into or the purchase of such shares through the Badger Meter Officers' Voting Trust.

        Mr. Dix has no plans or intentions with respect to the matters set forth in Item 4 of Schedule 13-D.

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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     a) Aggregate Number of Shares:  170,371 shares.
        Percentage of Class:  9.6%.  Badger Meter, Inc. shares
        outstanding at June 30, 1996:
             Common: 1,209,717
             Class B:  562,785

     b) On matters as to which Common Stock and Class B Common Stock vote together, shares of Class B Common Stock have 10 votes per share. Therefore, as of June 30, 1996, Mr. Dix is deemed to beneficially own 20.8% of the total voting power of shares of Badger Meter, Inc.

        Number of shares as to which there is sole power to vote or to direct the vote: 9,142 shares. This includes stock options for 5,200 shares of Common Stock which could be exercised within 60 days of this filing.

        Number of shares as to which there is shared power to vote or to direct the vote: 161,229 shares which consists of 138,806 shares of Class B Common Stock and 22,423 shares of Common Stock. This represents an increase of 26,084 shares as follows: purchases of 6,000 shares, 500 shares, 8,000 shares, 1,000 shares, 4,500 shares and 6,000 shares of Class B Common Stock were made on May 11, 1994, June 3, 1994, March 16, 1995, February 16, 1996, April 19, 1996 and June 6, 1996, respectively, by the Badger Meter, Inc. Officers' Voting Trust. 2,000 shares and 100 shares of Common Stock were removed from the Badger Meter, Inc. Officers' Voting Trust on October 24, 1994 and October 22, 1995, respectively, by R. Robert Howard. A withdrawal of 1,000 shares Common Stock was made from the Badger Meter, Inc. Officers' Voting Trust on April 29, 1996 by Rebecca L. Rush. Both are former Corporate Officers. On March 31, 1995, Mr. Dix removed 2,480 shares of Common Stock from the Officers' Voting Trust and transferred the shares into street name. On December 22, 1995, February 28, 1996 and April 24, 1996, deposits totaling 5,664 were made by various participants in the Officers' Voting Trust. 32,484 shares of Common Stock in the Officers' Voting Trust were exchanged for 32,484 shares of Class B Common Stock with the Badger Meter Voting Trust.

        Number of shares as to which there is sole power to dispose or to direct the disposition: 18,126 shares. This represents an increase of 7,754 shares, which is additional purchases, by the reporting party, through the Officers' Voting Trust, of 1,000 shares, 500 shares, 200 shares, 100 shares, 134 shares and 320 shares of Class B Common Stock on May 11, 1994, March 16, 1995, September 19, 1995, December 22, 1995,
        April 19, 1996 and June 6, 1996, respectively. In addition, 3,000 shares of restricted Class B Common Stock were vested and 2,500 additional stock options became available for exercise, for a total of 5,200 stock options exercisable within 60 days.

        Number of shares as to which there is shared power to dispose or to direct the disposition: None, which is the same as previously reported.

In addition to Mr. Dix, the other voting co-trustees of Badger Meter, Inc. Common Stock in the Badger Meter Officers' Voting Trust are:

Mr. James O. Wright, Chairman           Mr James L. Forbes, President & CEO
Badger Meter, Inc.                      Badger Meter, Inc.
4545 W. Brown Deer Road                 4545 W. Brown Deer Road
Milwaukee, WI 53223-0099                Milwaukee, WI  53223-0099
Manufacturer of flow measurement and    Manufacturer of flow measurement and
control products                        control products.

     c) Effective May 11, 1994, 6,000 shares of Class B Common stock were purchased by the Badger Meter Officers' Voting Trust from the Badger Meter Voting Trust at $21.00 per share.

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        On June 3, 1994, 500 shares of Class B Common stock were purchased by the Badger Meter Officers' Voting Trust from the Badger Meter Voting Trust at $21.125 per share. On March 16, 1995, 8,000 shares of Class B Common Stock were purchased by the Badger Meter Officers' Voting Trust from the Badger Meter Voting Trust at $22.50 per share. Effective February 16, 1996, 1,000 shares of Class B Common stock were purchased by the Badger Meter Officers' Voting Trust from the Badger Meter Voting Trust at $27.625 per share. On April 19, 1996, 4,500 shares of Class B Common Stock were purchased by the Badger Meter Officers' Voting Trust from the Badger Meter Voting Trust at $28.75 per share. On June 6, 1996, 6,000 shares of Class B Common Stock were purchased by the Badger Meter Officers' Voting Trust from the Badger Meter Voting Trust at $27.25 per share. These were private purchases for the benefit of various participants. On October 24, 1994 and December 22, 1995, R. Robert Howard, a retired participant of the Badger Meter Officers' Voting Trust, withdrew 1,000 shares and 100 shares. On March 31, 1995, the reporting person withdrew 2,480 shares from the Officers' Voting Trust for which he retains beneficial ownership. On April 29, 1996, Rebecca L. Rush, a former Corporate Officer, withdrew 1,000 shares from the Officers' Voting Trust. On June 2, 1995, April 19, 1996, May 29, 1996 and June 6, 1996, the Badger Meter Officers' Voting Trust exchanged 1,156 shares, 13,828 shares, 12,500 shares, 2,000 shares and 3,000 shares of Common Stock for an equal number of shares of Class B Common Stock with the Badger Meter Voting Trust. In addition to the above transactions, 5,664 shares of Common Stock were deposited into the Officers' Voting Trust by several participants during the period.

     d) The Badger Meter Officers' Voting Trust holds 138,806 shares of
        Class B Common Stock and 22,423 shares of Common Stock for the benefit of up to 27 officer-participants of Badger Meter, Inc. The beneficiaries of the Officers' Voting Trust have the right to receive all dividends on and proceeds from any sale of the shares of stock which they have deposited into the Badger Meter Officers' Voting Trust.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
             WITH RESPECT TO SECURITIES OF THE ISSUER.

        The shares reported in Item 5(d) are held by the Badger Meter
        Officers' Voting Trust at June 30, 1996, as a depository for shares owned beneficially by certain officers of Badger Meter, Inc. Shares so deposited are voted exclusively by three voting co-trustees; the reporting person, Ronald H. Dix, plus Messrs. Forbes and Wright. Messrs. Dix, Forbes and Wright disclaim beneficial ownership of shares other than those shares which have been personally deposited by or have been purchased by the respective co-trustees.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

                        None

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



- ----------------------------        -----------------------------------
        Date                                Signature


                                        Ronald H. Dix, Trustee
                                        ----------------------
                                              Name/Title

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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal
            criminal violations (See    18 U.S.C. 1001)





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